EXHIBIT 99.1

Allied Gold Reports Q2 2026 Results, Nears Kurmuk Start-Up and Strengthens Financial Position

TORONTO, Aug. 05, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC) (NYSE: AAUC) (“Allied” or the “Company”) herein provides its financial and operational results for the second quarter of 2026. The Company produced 97,429 ounces of gold in the second quarter of 2026. Performance was in line with expectations and operating plans, representing a 7% increase over the prior year comparative production. All-in Sustaining Costs (“AISC”)(1) for the quarter were $2,192 per ounce sold, in line with expectations. These results reflect continued momentum heading into the second half of the year, which is planned with increased levels of production mostly coming from operational improvements and mine sequencing at producing mines and the start-up of production at its newest operation, the Kurmuk Mine.

SECOND QUARTER HIGHLIGHTS

Financial Results Highlights

  Earnings:
    Second quarter net earnings of $37.2 million, or $0.29 per basic share and $0.27 per fully diluted share.
    Second quarter adjusted earnings(1) of $55.4 million, or $0.44 per basic share and $0.40 per fully diluted share.

  Cash Flows and EBITDA:

    Net cash used in operating activities for the quarter was $67.4 million.
    Operating cash flows before income tax paid and movements in working capital were a strong inflow of $133.0 million.
    EBITDA(1) and Adjusted EBITDA(1) for the three months ended June 30, 2026, were $165.0 million and $166.9 million, respectively.
  Strong Financial Position: As of June 30, 2026, the Company had cash and cash equivalents of $192.2 million. Cash balances are expected to increase through the remainder of the year, supported by reduced capital expenditure at the Kurmuk Mine as development efforts come to an end, and increased production from operating mines and start of production from the Kurmuk Mine. During the second quarter, the amount of $158.9 million was paid for expansionary capital, particularly in relation to development of the Kurmuk Mine, and $129.7 million was paid in cash taxes for the preceding year. Cash taxes were in line with expectations and normally, cash taxes for a preceding year are paid in the second quarter of the following year. Liquidity will be further strengthened by the proceeds from the recently announced $295 million strategic investment by Zijin Gold, as described in the Transaction with Zijin Gold section below.

Operational Highlights

  Second Quarter Production: The Company produced 97,429 ounces of gold in the second quarter, in line with plan and annual guidance for its operating mines, and representing a 7% increase over the prior year comparable period.
  Second Quarter Sales: Sales of 93,970 gold ounces, differing slightly from production due to the timing of shipments of production and the sale of end-of-year inventory.
  Performance by Asset:

    At Sadiola, production of 48,080 ounces in the second quarter was aligned with the production plan. Sequential increases in production are expected over the coming quarters, driven by higher grades and throughput.
    At Bonikro, production of 31,471 ounces in the second quarter was substantially higher than the second quarter of the previous year, due to mine sequencing and a standout performance in relation to the production plan.
    At Agbaou, production of 17,878 ounces in the second quarter was in line with plan and the mine sequence.
  Costs In Line with Plan: AISC(1) of $2,192 per ounce sold on a consolidated basis for the second quarter were in line with plan. The estimated gold price impact on second quarter AISC(1) as a result of higher royalties due to average gold prices of approximately $4,380, versus gold price assumed in guidance of $4,250, amounts to approximately $20 per ounce.

  Strong AISC Margins: Lower AISC, together with realized gold prices for spot sales of approximately $4,380 per ounce in the second quarter, resulted in strong AISC margins demonstrating the strong operating cash flow generation abilities of the Company.

  Tracking Production Guidance: Aggregate production for the first half of 2026 of 193,445 gold ounces positions Allied well to meet previously provided production guidance relating to its producing mines of 385,000 to 425,000 gold ounces. As previously disclosed, production from Allied’s producing mines, particularly at Sadiola, is expected to be weighted toward the second half of the year with sequential increases in production expected in the upcoming quarters. The development of the Kurmuk Mine continued to advance during the second quarter, with the start of operations expected in August and first gold following a few weeks thereafter. The Company targets to maximize production for the partial year of production in 2026 and had previously guided a production level between 100,000 and 150,000 gold ounces for the year, it will provide an update on the production expectations for the second half of the year once operations commence in the third quarter. Following the commissioning and ramp-up of the Kurmuk Mine in the second half of 2026, the Company expects to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds the guidance provided in February 2026, and approximately 300,000 gold ounces in 2028, all at industry-leading costs. This is expected to reposition and transform Allied's already strong cash flow generation, leading to increased shareholder returns.

Advancement of Key Growth Initiatives

  Kurmuk Mine Progressing Towards Production: The development of the Kurmuk Mine continued to advance during the second quarter, with the start of operations expected in August and first gold following a few weeks thereafter. Key execution milestones continue to be met, and the project remains on budget and on schedule while advancing commissioning activities. While the Company targets to maximize production for the partial year of production in 2026 and had previously guided to a production level between 100,000 and 150,000 gold ounces for the year, it will provide an update on production expectations for the second half of the year once operations commence in the third quarter. As noted above, following the commissioning and ramp-up of the Kurmuk Mine, the Company expects to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds the guidance provided in February 2026, and approximately 300,000 gold ounces in 2028, all at industry-leading costs.
  Sadiola Next Growth Phase: The Company advanced processing improvements including instrumentation and automation upgrades aimed at improving recovery and reducing costs, together with the planned addition of a pre-leach thickener during 2026. The thickener is expected to enable the plant to process more than 90% of fresh ore, improve operating flexibility, and reduce reagent consumption in the first half of 2027.
  Mine Life Increased at CDI Complex: Mineral Reserves and Mineral Resources updates for Agbaou demonstrate an increase of more than 60% over the year-end 2025 estimates, based on Proven and Probable Mineral Reserves. As a result, mine life for Agbaou based on Proven and Probable Mineral Reserves only has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of at least 200,000 gold ounces per year for over 10 years, thereby also increasing the minimum level of cumulative production from 180,000 gold ounces per year to 200,000 gold ounces per year.

Transaction with Zijin Gold

On July 29, 2026, the Company announced the termination of its arrangement agreement with Zijin Gold International Company Ltd. ("Zijin Gold"), as the parties determined that the conditions required to complete the transaction were unlikely to be satisfied by the agreed outside date.

Concurrently, the Company entered into a subscription agreement with Zijin Gold pursuant to which Zijin Gold agreed to invest approximately $295 million (C$417 million) through a non-brokered private placement of approximately 12.8 million common shares at a subscription price of C$32.55 per share. Upon closing, Zijin Gold is expected to own approximately 9.2% of the Company's issued and outstanding common shares and will hold rights to maintain its pro rata ownership interest until such time as it holds below 5%.

The private placement is subject to customary closing conditions, and is expected to close on or before August 10. The Company has received conditional approval of the Toronto Stock Exchange and approval from the New York Stock Exchange. The proceeds are intended to support the advancement of the Company's growth initiatives, including the completion and ramp-up of the Kurmuk project, the phased expansion of Sadiola, production growth initiatives at the CDI Complex, and ongoing exploration programs.

Sustainability, Health and Safety Highlights

  The Company did not report any significant Environmental Incidents for the three months ended June 30, 2026.
  The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended June 30, 2026 was 1.46, compared to 1.21 for the 12 months ended December 31, 2025.
  The Company reported two Lost Time Injuries, resulting in Lost Time Injury Rate ("LTIR") of 0.29 for the three months ended June 30, 2026, compared to a LTIR of 0.29 for the 12 months ended December 31, 2025.

OPERATING RESULTS SUMMARY	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Gold ounces
Production	97,429	91,017	193,445	175,057
Sales(3)	93,970	81,103	193,848	212,623
Per Gold Ounce Sold
Total Cost of Sales(4)	$2,104	$2,294	$2,171	$2,019
Cash Costs(1)	$1,923	$2,034	$1,988	$1,800
AISC(1)	$2,192	$2,343	$2,229	$2,014

Average revenue per ounce for at-market sales*	$4,568	$3,000	$3,913	$2,921
Average market price per ounce	$4,506	$3,280	$4,693	$3,067

*Average revenue per ounce sold differs from average revenue per ounce for at-market sales predominantly due to hedge settlements and sales made under streams. For the second quarter of 2026 and on a year-to-date basis, the impact of hedge settlements was $(411)/ounce and $(532)/ounce, respectively (second quarter of 2025 and second quarter year-to-date 2025 - $(73)/ounce and $(38)/ounce, respectively) and the impact of stream, in-kind dividends and IFRS 15 adjustments was $(81)/per ounce and $(123)/ounce, respectively (second quarter of 2025 and second quarter year-to-date 2025 - $(75)/ounce and $(41)/ounce, respectively).

Gold production of 97,429 ounces during the three months ended June 30, 2026, compared to 91,017 ounces during the comparative prior period. The increase was predominantly driven by production growth at Bonikro and Agbaou during 2026, resulting from the benefits of stripping work executed in prior quarters, as anticipated.

Total cost of sales(4) of $2,104 for the three months ended June 30, 2026 compared to $2,294 during the comparative prior period. Cash costs(1) on a per gold ounce sold basis of $1,923 for the three months ended June 30, 2026, compared to $2,034 during the comparative prior period. AISC(1) for the current quarter of $2,192 compared to the comparative period AISC(1) of $2,343 per gold ounce. For the quarter, unit costs per ounce sold on a consolidated basis for the second quarter were in line with plan. The estimated gold price impact on second quarter AISC(1) as a result of higher royalties due to average gold prices of approximately $4,380, versus gold price assumed in guidance of $4,250, amounts to approximately $20 per ounce.

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information (100% Basis)	For three months ended June 30,
	2026	2025
Operating
Ore mined (M tonnes)	1.74	1.55
Waste mined (M tonnes)	8.09	6.10
Ore processed (M tonnes)	1.31	1.29
Gold
Production (Ounces)	48,080	49,283
Sales(3)(Ounces)	45,619	43,648
Feed grade (g/t)	1.37	1.31
Recovery rate (%)	80.6%	89.1%
Total cost of sales per ounce sold(4)	$2,689	$2,493
Cash costs per ounce sold(1)	$2,573	$2,351
AISC per ounce sold(1)	$2,766	$2,471
Financial(In thousands of US Dollars)
Revenue	$183,024	$138,985
Cost of sales (excluding DDA)	(117,671)	(103,175)
Gross profit excluding DDA(1)	$65,353	$35,810
DDA	(4,981)	(5,635)
Gross Profit	$60,372	$30,175
Capital Expenditures(In thousands of US Dollars)
Sustaining(1)	$3,841	$978
Expansionary(1)	11,065	20,194
Exploration(1)	—	40

For the three months ended June 30, 2026, Sadiola produced 48,080 ounces of gold, compared to the 49,283 ounces produced in the comparative prior year quarter and aligned with the production plan. Production is expected to increase sequentially in the next quarter as a result of increased grades and throughput. Sadiola is in a strong position to meet its production guidance for the year, with further increases expected in the coming quarters, as previously disclosed.

Total cost of sales(4) and AISC(1) for the quarter were $2,689 and $2,766, respectively, per ounce sold on a consolidated basis for the second quarter were in line with plan. The estimated gold price impact on second quarter AISC(1) as a result of higher royalties due to average gold prices of approximately $4,380, versus gold price assumed in guidance of $4,250, amounts to approximately $20 per ounce. With quarterly production tracking in line with guidance and near-term increases in throughput and feed grade planned for the next quarters, costs for the balance of the year are expected to decline, consistent with the anticipated transition from mining and feeding predominantly oxide ores to a blend dominated by higher-grade fresh mineralization. As part of the quarterly production plan, various blending strategies were progressively deployed to support the implementation of new operational practices, automation improvements, and enhanced process controls aimed at consolidating CIL circuit performance with increased fresh ore feed. As noted above, with the progressive implementation of these initiatives and other operational improvements paired with increased feed grades and throughput, a corresponding reduction of unit costs is expected over subsequent quarters.

Gold sales for the current quarter differed slightly from production due to the timing of shipments.

Sadiola Expansion Project

Processing improvements in the quarter include instrumentation and automation upgrades aimed at improving recovery and reducing costs, together with the planned addition of a pre-leach thickener during 2026. The thickener is expected to enable the plant to process more than 90% of fresh ore, improve operating flexibility, and reduce reagent consumption in the first half of 2027. This work is intended to support a sustainable long-term operating platform for Sadiola at 200,000 to 230,000 gold ounces per year before further expansion.

Allied concluded in the fourth quarter of 2025 that the best execution strategy for expansion at Sadiola is to progressively optimize, develop, and expand the current processing plant and ancillary infrastructure, rather than to build a new processing plant to treat fresh ore. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 Mt/y of ore processed as defined in the previous studies, but with interim, organic steps at 7 Mt/y and 8 Mt/y. This strategy also enables the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, thereby improving capital efficiency and returns. During the quarter, the Company advanced processing improvements including instrumentation and automation upgrades aimed at improving recovery and reducing costs, together with the planned addition of a pre-leach thickener during 2026. The thickener is expected to enable the plant to process more than 90% of fresh ore, improve operating flexibility, and reduce reagent consumption in the first half of 2027.

The Company continues to advance engineering for the 7 Mt/y expansion in anticipation of the start of construction in late 2026, as well as the engineering and design for the subsequent expansion steps. In parallel, Allied continues to advance studies to increase recoveries for fresh ore, including test work and engineering for the flotation and Albion and other processes, as well as undertaking design and execution engineering for the new tailings dam construction and solar farm earthworks.

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, having initially installed additional diesel generators and control systems to support the start of operations of the first phase expansion, followed by the implementation of a hybrid power solution, with the deployment of medium-speed thermal units and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs and providing the base for a scalable system capable of satisfying the energy needs of the next phase expansion, thereby providing Sadiola with a flexible power solution capable of meeting its ultimate power needs and reducing its emissions, while being self-reliant, efficient and cost-effective.

Sadiola Exploration

During the second quarter of 2026, exploratory and resource drilling programs were conducted on the Sadiola licence with a total of 74 holes drilled comprising 10,498 metres utilizing up to five exploration core and RC drill rigs. Resource and exploratory drilling programs continued and were expanded at Tambali North and along the Sadiola Main Deposit during the second quarter.

At Tambali North, a program was designed to follow-up on historic oxide gold mineralization and test a model that suggests that the Tambali Deposit mineralization continued to the north into the Sadiola Main pit and that historic waste piles, lying above the north-northeast extension of the Tambali North mineralization, are locally gold-bearing. This program initially comprised six short drill lines spaced 200 metres apart. Results to date have been positive and the Company has advanced infill drilling at a 100 metre line spacing at Tambali North. As of the end of the second quarter of 2026, 68 holes, comprising 6,491 metres, had been completed with drilling continuing past the end of the quarter.

Drilling continued at Sadiola Main during the quarter with 6 drill holes, totalling 4,007 metres. These holes are designed to test the southern strike extensions of the deposit, to test below previous drilling to begin to support an expansion of the reserve pit at depth, to evaluate Sadiola's underground potential and to test for depth extensions to the north-northeast trending structures that cut across the Sadiola Main shear zone. Additional holes are being planned with a goal to demonstrate depth extensions to the northern end of the Sadiola Main Zone and the northeast-trending cross-structures while gathering additional geological data to better define bedding-parallel mineralization across the entire deposit area.

Induced polarization geophysical surveys continued over the S12 deposit area as part of a survey to test the Sekekoto West mineralized trend. S12 is a high-grade mineralized oxide zone that has been subject to karsting. One goal of the IP survey is to determine if resistivity data can be used to model the karsting and associated karst geological facies to enhance 3D modelling of this high-grade zone.

For the remainder of 2026, Sadiola will see continued efforts with four to five drills dedicated to continue testing for, and extending, the gold mineralized structures at Sadiola Main, Tambali North, FE2 Trend, Sekekoto Trend, FE3/FE4, TK1, Mandakoto and Kenge. Exploration is focused on both oxide and shallow fresh mineralization. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high-quality ounces. The horizontal and down-dip/down-plunge limits of these systems are still open and as such, expectations of new discoveries and additions to the mineral inventory are high.

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and potential synergies for the future.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information (100% Basis)	For three months ended June 30,
	2026	2025
Operating
Ore mined (M tonnes)	0.75	0.59
Waste mined (M tonnes)	1.26	5.05
Ore processed (M tonnes)	0.62	0.63
Gold
Production (Ounces)	31,471	25,775
Sales (Ounces)	30,120	22,517
Feed grade (g/t)	1.75	1.26
Recovery rate (%)	93.8%	95.0%
Total cost of sales per ounce sold(4)	$1,496	$1,928
Cash costs per ounce sold(1)	$1,172	$1,384
AISC per ounce sold(1)	$1,409	$1,592
Financial(In thousands of US Dollars)
Revenue	$111,566	$66,564
Cost of sales (excluding DDA)	(35,672)	(31,361)
Gross profit excluding DDA(1)	$75,894	$35,203
DDA	(9,400)	(12,056)
Gross Profit	$66,494	$23,147
Capital Expenditures(In thousands of US Dollars)
Sustaining(1)	$1,377	$12,877
Expansionary(1)	19,413	—
Exploration(1)	1,258	2,292

Bonikro produced 31,471 ounces of gold during the three months ended June 30, 2026, compared with 25,775 ounces in the second quarter of the previous year, due to mine sequencing and a standout performance in relation to the production plan. The result was driven by higher feed grades, throughput, and recovery compared with the first quarter, following access to higher-grade ore in Stage 5, after stripping and mine development were completed in 2025.

Mine sequencing during the second half of 2026 is expected to remain in higher-grade zones, with variations between quarters expected as the mine tracks to its annual guidance targets. Processing circuit optimization continues to focus on gravity recovery, circuit efficiency and slurry control. Waste stripping at Bonikro Main is expected to remain lower than in 2025, providing increased flexibility for ore mining through 2026 and 2027.

Bonikro AISC(1) for the second quarter were better than plan and include capitalized stripping at PB5 incurred during 2024 and 2025, which is being amortized in 2026 and 2027. This represents over $140 per ounce of gold sold in the cost structure.

Bonikro Mine Life Extension

As previously discussed, the updated integrated production plan for Bonikro incorporates production from Hiré, Oumé, and Bonikro and demonstrates a mine life extension to 2036 based on the 2025 Proven and Probable Mineral Reserves, supporting average production of approximately 120,000 gold ounces per year.

The Company is completing studies to increase the Bonikro plant’s processing capacity to 3.0–3.2 Mt/y. The expansion is expected to provide additional operating flexibility, support future production opportunities, and facilitate the incorporation of additional mineral inventory from exploration sources across the district. This increase is expected to build on the previously guided and ongoing processing plant throughput upgrades of approximately 0.5 million tonnes of ore per annum, intended to bring forward the processing of low-grade stockpiles at a rate of 15,000 to 20,000 gold ounces per annum, beginning in late 2026 to early 2027.

In combination with the recently reported extension of mine life for Agbaou based on Proven and Probable Mineral Reserves to 2030, the new integrated Bonikro LOM plan and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of at least 200,000 gold ounces per year for over 10 years (thereby also increasing the minimum level of cumulative production from 180,000 gold ounces per year to 200,000 gold ounces per year).

Hiré Exploration

In the second quarter of 2026, drilling at Hiré focused on testing for oxides along the eastern extension of the Chapelle orebody. In total 29 holes comprising 3,295 metres were drilled with the bulk of the holes completed with an RC drill.

Drone magnetic surveying was completed in the second quarter with 5,557.3 metres flown in the quarter. In total, 10,405 linear kilometres of 25- and 50-metre spaced drone magnetic lines were completed over the Oumé and Hire areas. This survey is designed to better define the structural zones that are associated with the gold zones to improve targeting success. As well, a secondary goal of the magnetic survey is to identify additional Bonikro Mine-type porphyritic felsic intrusions, which have been demonstrated to host significant gold zones.

Oumé Exploration

Following the successful Oumé exploration program, which resulted in the declaration of initial Proven and Probable Mineral Reserves containing approximately 585,000 ounces of gold, the Company expanded its exploration efforts to test for extensions to the Oumé gold system. In the first quarter of 2026, exploration resumed over the projected eastern extent of the Oumé mineralized system, with 118 holes totalling 5,946 metres. Late in the second quarter, scout drilling also commenced testing targets developed immediately west and southwest of the Oumé deposits at the Dougbafla Junction and #5 targets.

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies for the future.

Agbaou Key Performance Information (100% Basis)	For three months ended June 30,
	2026	2025
Operating
Ore mined (M tonnes)	0.43	0.41
Waste mined (M tonnes)	4.46	9.71
Ore processed (M tonnes)	0.55	0.59
Gold
Production (Ounces)	17,878	15,959
Sales (Ounces)	18,231	14,938
Feed grade (g/t)	1.10	0.89
Recovery rate (%)	94.5%	94.7%
Total cost of sales per ounce sold(4)	$1,643	$2,267
Cash costs per ounce sold(1)	$1,539	$2,085
AISC per ounce sold(1)	$2,047	$3,104
Financial(In thousands of US Dollars)
Revenue	$71,708	$46,430
Cost of sales (excluding DDA)	(26,488)	(30,366)
Gross profit excluding DDA(1)	$45,220	$16,064
DDA	(3,458)	(3,495)
Gross Profit	$41,762	$12,569
Capital Expenditures(In thousands of US Dollars)
Sustaining(1)	$6,400	$13,721
Expansionary(1)	—	—
Exploration(1)	1,723	989

Agbaou produced 17,878 ounces of gold during the three months ended June 30, 2026, compared to 15,959 ounces in the corresponding quarter of the previous year and was aligned with the plan. Ore mined and tonnes processed were above plan, and the plant processed a higher proportion of fresh ore than in the first quarter, consistent with the mine sequence. Continued stripping of the West pits is expected to secure ore access for the second half of 2026, including access to higher-grade areas.

Agbaou AISC(1) for the second quarter were better than plan. Optimization initiatives and operational enhancements are in progress, with Bonikro serving as the benchmark. Agbaou is expected to follow as these measures are implemented and scaled, targeting reduced costs in the next quarters.

Agbaou Mine Life Extension

As previously disclosed, the Company updated the Mineral Reserves and Mineral Resources for Agbaou, resulting in a 60% increase in the Proven and Probable Reserves. As a result, the mine life for Agbaou based on Mineral Reserves has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of 200,000 gold ounces per year for over 10 years for these assets.

Agbaou Exploration

At Agbaou, Allied actively pursues opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. During the quarter, 48 holes totalling 7,371 metres were completed with up to five drills operating. These holes tested the down-dip extensions of known gold-bearing ore bodies and new gold zones. This sustained effort, which commenced in July 2025, was completed late in the second quarter, 2026 with 129 holes totalling 30,410 metres drilled. As a result of this program, a new lens of gold mineralization was discovered which has led to a follow-up 30 hole, 5,500 metre drill program which was 55% complete at the end of the quarter.

Drilling commenced over the Agbaou South target, an area of historic gold intercepts and anomalous gold-in-soil values, late in the second quarter. This seven hole, 1,560 metre initial drill program is expected to be completed in the third quarter.

Looking forward in 2026, additional drill programs are anticipated in the Agbaou pit for both oxide and fresh mineralization and west of South Sat 3 for oxides.

Kurmuk

The development of the Kurmuk Mine continued to meet key execution milestones during the second quarter and remains on budget and schedule. Commissioning activities have begun and will continue into the third quarter, ahead of the planned start of operations in August. Mining activities continue to advance well, with ore stockpiles being progressively established to support at least three months of plant feed ahead of start-up and ramp-up. Exploration efforts continued to test extensions of known deposits and to develop new mineralized areas, with the objective of defining over 5 million ounces of mineral inventory.

While the Company targets to maximize production for the partial year of production in 2026 and had previously guided to a production level between 100,000 and 150,000 gold ounces for the year, it will provide an update on production expectations for the second half of the year once operations commence in the third quarter. Following start-up and a partial year of production in 2026, the Kurmuk Mine is expected to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028. The mine is expected to average approximately 290,000 gold ounces per year during the first four years and 240,000 gold ounces per year over the life of the mine, with industry-leading cost performance.

Along with the advancement of the project and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish Mountain, Ashashire, Tsenge, and other targets within the mine's prolific land package. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average sustaining processing capacity of up to 6.4 Mt/y. This increased flexibility has been incorporated into the project execution plan, with subsequent optimizations to the leaching circuit expected to be deployed in the future years to increase fresh ore recoveries. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the Company’s long-term strategy of maximizing value at each of the Company's assets.

Kurmuk Project Exploration

At both Dish Mountain and Ashashire, drilling continues to intersect lateral and vertical extensions of the deposits, with the limits of the mineralized system remaining open. At Tsenge, near-term exploration is focused on defining the extent of higher-grade zones and updating the mineralization models with a medium-term exploration goal of evaluating the entire 9-kilometre strike length of the gold-in-soil anomalies at Tsenge. A significant amount of highly successful trenching continues to be carried out at Tsenge, confirming the bedrock expression of the mineralized lenses that are coincident and proximal the regional, to the gold-in-soil anomalies aligned along this 9 km long trend. A second-pass drill program completed over the Urchin Prospect, located adjacent to the Ashashire haul road, yielded positive results that will require follow-up drilling.

For three months ended June 30, 2026	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1)Per Gold Ounce Sold	AISC(1)Per Gold Ounce Sold
Sadiola Gold Mine	48,080	45,619	$2,689	$2,573	$2,766
Bonikro Gold Mine	31,471	30,120	$1,496	$1,172	$1,409
Agbaou Gold Mine	17,878	18,231	$1,643	$1,539	$2,047
Total	97,429	93,970	$2,104	$1,923	$2,192

Summary of Capital Expenditures For six months ended June 30,	2026	2025	2026	2025	2026	2025	2026	2025
(In thousands of US Dollars)	Sustaining(1)		Expansionary(1)		Exploration(1)		Total
Sadiola	$4,555	$2,087	$18,960	$23,245	$185	$153	$23,700	$25,485
Bonikro	2,279	27,805	19,413	48	3,711	4,266	25,403	32,119
Agbaou	14,845	24,552	—	31	3,103	1,677	17,948	26,260
Kurmuk and Ethiopia	—	—	167,673	127,446	3,458	—	171,131	127,446
Capitalized borrowings and Other	1	74	26,294	18,402	—	—	26,295	18,476
Total	$21,680	$54,518	$232,340	$169,172	$10,457	$6,096	$264,477	$229,786

All expenditures associated with Kurmuk for the period are classified as Expansionary in nature, including exploration activities.

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the second quarter 2026 are outlined in the following tables.

(In thousands of US Dollars, except for shares and per share amounts) (Unaudited)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Revenue	$366,298	$251,979	$760,408	$598,386
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(179,831)	(164,902)	(383,090)	(372,694)
Gross profit excluding DDA(1)	$186,467	$87,077	$377,318	$225,692
DDA	(17,839)	(21,186)	(37,762)	(40,143)
Gross profit	$168,628	$65,891	$339,556	$185,549
General and administrative expenses	$(16,491)	$(27,713)	$(85,649)	$(46,565)
Exploration and evaluation expenses	(4,229)	(3,810)	(7,847)	(7,337)
Gain (loss) on revaluation of financial instruments	5,494	(13,971)	(32,345)	(28,087)
Other losses	(6,198)	(18,621)	(8,725)	(17,493)
Net earnings before finance costs and income tax	$147,204	$1,776	$204,990	$86,067
Finance costs	(9,659)	(2,764)	(15,457)	(8,074)
Net earnings (loss) before income tax	137,545	(988)	189,533	77,993
Current income tax expense	$(55,257)	$(14,560)	$(120,092)	$(42,260)
Deferred income tax (expense) recovery	(32,413)	24	(64,030)	(11,320)
Net earnings (loss) for the period	$49,875	$(15,524)	$5,411	$24,413

Earnings (loss) attributable to:
Shareholders of the Company	$37,245	$(25,410)	$(21,081)	$(10,286)
Non-controlling interests	12,630	9,886	26,492	34,699
Net earnings (loss) for the period	$49,875	$(15,524)	$5,411	$24,413

Net earnings (loss) per share attributable to shareholders of the Company
Basic	$0.29	$(0.22)	$(0.17)	$(0.09)
Diluted	$0.27	$(0.22)	$(0.17)	$(0.09)

(In thousands of US Dollars, except per share amounts)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Net Earnings (Loss) attributable to Shareholders of the Company	$37,245	$(25,410)	$(21,081)	$(10,286)
Net Earnings (Loss) attributable to Shareholders of the Company per Share	$0.29	$(0.22)	$(0.17)	$(0.09)
Revaluation of financial instruments	(5,494)	13,971	32,345	28,087
Depreciation of Korali share-based payment for permit	—	876	—	4,756
Foreign exchange	6,261	292	9,688	3,335
Share-based compensation	1,130	17,170	56,330	21,277
Other	5,595	16,490	8,215	27,439
Tax adjustments	10,676	(7,168)	18,515	(13,314)
Total increase to Attributable Net Earnings(2)	$18,168	$41,631	$125,093	$71,580
Total increase to Attributable Net Earnings(2)per share	$0.14	$0.37	$0.99	$0.64
Adjusted Net Earnings(1)	$55,413	$16,221	$104,012	$61,294
Adjusted Net Earnings(1)per Share	$0.44	$0.14	$0.83	$0.55

(In thousands of US Dollars)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Operating cash flows before income tax paid and working capital(5)	$132,958	$115,975	$295,672	$216,763
Income tax paid	$(129,692)	$(14,158)	$(140,160)	$(22,062)
Settlement of Claim Matters	$—	$(42,198)	$—	$(42,198)
Operating cash flows before movements in working capital(5)	$3,266	$59,619	$155,512	$152,503
Working capital movement(5)	(70,630)	(37,376)	(165,581)	(8,751)
Net cash (used in) generated from Operating activities	$(67,364)	$22,243	$(10,069)	$143,752
Net cash used in Investing activities	(158,903)	(97,357)	(268,233)	(201,227)
Net cash (used in) generated from Financing activities	(888)	62,405	(1,144)	55,347
Net decrease in cash and cash equivalents	$(227,155)	$(12,709)	$(279,446)	$(2,128)

Net cash used in operating activities for the three months ended June 30, 2026 was $67.4 million. This compares to an inflow of $22.0 million in the prior year comparative quarter. Current period cash was positively impacted by strong gold sales and high realized gold prices. Prior year cash flows were positively impacted by the sale of Korali inventory in the first quarter of 2025 from 2024 which significantly increased sales quantities, while positively impacting working capital due to the sale. Working capital movements reflect normal course fluctuations, primarily driven by the planned buildup of stockpiles, the timing of VAT receivable recoveries, the timing of accounts payable settlements, and the planned ongoing normalization of royalty payables.

Operating cash flows before income tax paid and movements in working capital for the three months ended June 30, 2026 increased significantly, at an inflow of $133.0 million compared with the prior year comparative quarter inflow of $116.0 million. This was due to higher realized gold prices and quantities.

As at June 30, 2026, the Company had cash and cash equivalents of $192.2 million, compared with $479.8 million as at December 31, 2025.

ALLIED GOLD CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS (LOSS) (UNAUDITED) (In thousands of US Dollars except for shares and per share amounts) (Unaudited)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Revenue	$366,298	$251,979	$760,408	$598,386
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(179,831)	(164,902)	(383,090)	(372,694)
DDA	(17,839)	(21,186)	(37,762)	(40,143)
Gross profit	$168,628	$65,891	$339,556	$185,549
General and administrative expenses	$(16,491)	$(27,713)	$(85,649)	$(46,565)
Exploration and evaluation expenses	(4,229)	(3,810)	(7,847)	(7,337)
Gain (loss) on revaluation of financial instruments	5,494	(13,971)	(32,345)	(28,087)
Other losses	(6,198)	(18,621)	(8,725)	(17,493)
Net earnings before finance costs and income tax	$147,204	$1,776	$204,990	$86,067
Finance costs	$(9,659)	$(2,764)	$(15,457)	$(8,074)
Net earnings (loss) before income tax	$137,545	$(988)	$189,533	$77,993
Current income tax expense	$(55,257)	$(14,560)	$(120,092)	$(42,260)
Deferred income tax (expense) recovery	(32,413)	24	(64,030)	(11,320)
Net earnings (loss) for the period	$49,875	$(15,524)	$5,411	$24,413

Earnings (loss) attributable to:
Shareholders of the Company	$37,245	$(25,410)	$(21,081)	$(10,286)
Non-controlling interests	12,630	9,886	26,492	34,699
Net earnings (loss) for the period	$49,875	$(15,524)	$5,411	$24,413

Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.29	$(0.22)	$(0.17)	$(0.09)
Diluted	$0.27	$(0.22)	$(0.17)	$(0.09)

ALLIED GOLD CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (UNAUDITED) (In thousands of US Dollars) (Unaudited)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Net inflow (outflow) of cash related to the following activities
Operating
Net earnings (loss) for the period	$49,875	$(15,524)	$5,411	$24,413
Income tax expense	87,670	14,536	184,122	53,580
Adjustments for:
Share-based expense	(22,952)	17,170	32,248	21,277
DDA	17,938	22,103	37,960	41,213
(Gain) loss on revaluation of financial instruments	(7,446)	16,337	26,126	30,453
Other losses	1,371	16,507	3,898	4,269
Non-cash revenue from stream arrangements	(3,157)	(1,668)	(9,550)	(10,266)
Finance costs	9,659	2,764	15,457	8,074
Proceeds from streaming arrangements	—	43,750	—	43,750
Operating cash flows before income tax paid, government settlements and movements in working capital	$132,958	$115,975	$295,672	$216,763
Income tax paid	(129,692)	(14,158)	(140,160)	(22,062)
Settlement of Mali matters	—	(42,198)	—	(42,198)
Operating cash flows before movements in working capital	$3,266	$59,619	$155,512	$152,503
Increase in trade receivables, prepayments and other receivables	(19,065)	(8,026)	(42,798)	(30,616)
(Increase) decrease in inventories	(56,973)	(14,602)	(79,355)	34,959
Increase (decrease) in trade and other payables	5,408	(14,748)	(43,428)	(13,094)
Net cash (used in) generated from operating activities	$(67,364)	$22,243	$(10,069)	$143,752
Investing activities
Additions of mineral property, plant and equipment	(153,631)	(93,502)	(253,267)	(190,590)
Borrowing costs capitalized	—	—	(4,694)	(4,694)
Capitalized exploration and evaluation	(5,272)	(3,855)	(10,272)	(5,943)
Net cash used in investing activities	$(158,903)	$(97,357)	$(268,233)	$(201,227)
Financing activities
Proceeds from offerings	$—	$66,784	$—	$66,784
Offering transaction costs	—	(4,896)	—	(4,896)
Dividend paid to NCI	—	—	—	(6,677)
Repayment of lease principal	(547)	(258)	(1,088)	(639)
Other interest received or finance costs (paid)	(341)	775	(56)	775
Net cash (used in) generated from financing activities	$(888)	$62,405	$(1,144)	$55,347
Net decrease in cash and cash equivalents	$(227,155)	$(12,709)	$(279,446)	$(2,128)
Cash and cash equivalents at beginning of period	424,200	232,250	479,777	224,994
Effect of foreign exchange rate changes	(4,839)	(898)	(8,125)	(4,223)
Cash and cash equivalents, end of the period	$192,206	$218,643	$192,206	$218,643

ALLIED GOLD CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED) (In thousands of US dollars) (Unaudited)	As at June 30, 2026	As at December 31, 2025
Assets
Current assets
Cash and cash equivalents	$192,206	$479,777
Trade receivables, prepayments, and other receivables	162,777	117,093
Derivative financial asset	3,103	26,703
Inventories	198,623	140,136
Total current assets	$556,709	$763,709
Non-current assets
Mineral property, plant and equipment	$1,491,394	$1,240,630
Trade receivables, prepayments and other receivables	46,638	28,798
Deferred tax assets	131	3,377
Inventories	90,925	70,056
Restricted cash	15,546	17,109
Total non-current assets	$1,644,634	$1,359,970
Total assets	$2,201,343	$2,123,679

Liabilities and Total Equity
Current liabilities
Trade and other payables	$391,392	$373,193
Derivative financial liability	55,559	167,260
Income tax payable	155,580	177,122
Provisions	10,307	16,134
Deferred and contingent consideration	30,121	30,117
Borrowings	165,050	154,312
Deferred revenue	113,038	67,427
Lease obligations	7,213	2,999
Total current liabilities	$928,260	$988,564
Non-current liabilities
Provision for reclamation and closure costs	189,181	187,623
Deferred tax liability	116,893	56,071
Deferred and contingent consideration	46,403	44,906
Deferred revenue	270,830	329,373
Lease obligations	23,172	12,463
Total non-current liabilities	$646,479	$630,436
Total liabilities	$1,574,739	$1,619,000

Equity
Share capital	$832,999	$813,355
Retained earnings (deficit)	(301,887)	(280,806)
Accumulated OCI	(55,156)	(155,854)
Share-based payments reserve	27,086	30,914
Total equity attributable to shareholders of the Company	$503,042	$407,609
Non-controlling interests	123,562	97,070
Total equity	$626,604	$504,679
Total liabilities and shareholders' equity	$2,201,343	$2,123,679

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)   This is a non-GAAP financial performance measure and ratio. Refer to the Non-GAAP Financial Performance Measures section below in this news release.
(2)   Net earnings and adjustments to net earnings represent amounts attributable to Allied Corporate equity holders.
(3)   Included in gold ounces sold for the three months ended March 31, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.
(4)   Historically, Cost of sales was presented inclusive of DA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DA refers to the sum of depreciation and amortization of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DA, divided by ounces sold.
(5)   Working Capital movement refers to the sum of
        a. (Increase) / decrease in trade and other receivables
        b. (Increase) / decrease in inventories
        c. Increase / (decrease) in trade and other payables

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per gold ounce sold;
  AISC per gold ounce sold;
  Gross profit excluding DDA;
  Sustaining, Expansionary and Exploration Capital Expenditures;
  Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
  EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Adjusted AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS and, therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion and the construction and development of Kurmuk. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

(In thousands of US Dollars, unless otherwise noted)	For three months ended June 30, 2026				For three months ended June 30, 2025
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$35,672	$26,488	$117,671	$179,831	$31,361	$30,366	$103,175	$164,902
DDA	9,400	3,458	4,981	17,839	12,056	3,495	5,635	21,186
Cost of Sales	$45,072	$29,946	$122,652	$197,670	$43,417	$33,861	$108,810	$186,088
Cash Cost Adjustments
DDA	$(9,400)	$(3,458)	$(4,981)	$(17,839)	$(12,056)	$(3,495)	$(5,635)	$(21,186)
Agbaou Contingent Consideration	—	1,697	—	1,697	—	828	—	828
Silver by-Product credit	(379)	(119)	(287)	(785)	(192)	(42)	(559)	(793)
Total Cash Costs(1)	$35,293	$28,066	$117,384	$180,743	$31,169	$31,152	$102,616	$164,937

AISC(1)Adjustments
Reclamation & Remediation Accretion	$161	$113	$504	$778	$137	$156	$419	$712
Exploration Capital	574	1,723	—	2,297	969	989	40	1,998
Exploration Expenses	246	697	2,948	3,891	26	23	3,789	3,838
Sustaining Capital Expenditures	5,858	6,400	3,842	16,100	3,228	13,720	979	17,927
IFRS 16 Lease Adjustments	322	322	1,517	2,161	322	322	—	644
Total AISC(1)	$42,454	$37,321	$126,195	$205,970	$35,851	$46,362	$107,843	$190,056

Gold Ounces Sold	30,120	18,231	45,619	93,970	22,517	14,938	43,648	81,103

Cost of Sales per Gold Ounce Sold	$1,496	$1,643	$2,689	$2,104	$1,928	$2,267	$2,493	$2,294
Cash Cost(1)per Gold Ounce Sold	$1,172	$1,539	$2,573	$1,923	$1,384	$2,085	$2,351	$2,034
AISC(1)per Gold Ounce Sold	$1,409	$2,047	$2,766	$2,192	$1,592	$3,104	$2,471	$2,343

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found on pages 4, 7, and 9 of this press release.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the non-GAAP financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

  Gains (losses) related to the reverse takeover transaction events and other items,
  Gains (losses) on the revaluation of historical call and put options,
  Unrealized Gains (losses) on financial instruments and embedded derivatives,
  Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
  Gains (losses) on sale of assets,
  Unrealized foreign exchange gains (losses),
  Share-based (expense) and other share-based compensation,
  Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
  Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
  One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
  Non-recurring provisions,
  Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Earnings (Loss) to attributable to Shareholders of the Company to Adjusted Net Earnings can be found on page 13 of this press release and in the Company's MD&A in Section 1: Highlights and Relevant Updates, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

  Gains (losses) on the revaluation of historical call and put options,
  Unrealized Gains (losses) on financial instruments and embedded derivatives,
  Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
  Gains (losses) on sale of assets,
  Unrealized foreign exchange gains (losses),
  Share-based (expense) and other share-based compensation,
  Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
  Non-recurring provisions,
  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

(In thousands of US Dollars)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Net Earnings (Loss)	$49,875	$(15,524)	$5,411	$24,413
Finance costs, net	$9,659	$2,764	$15,457	$8,074
DDA	17,839	21,186	37,762	40,143
Current income tax expense	55,257	14,560	120,092	42,260
Deferred income tax expense	32,413	(24)	64,030	11,320
EBITDA(1)	$165,043	$22,962	$242,752	$126,210

(In thousands of US Dollars)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
EBITDA(1)	$165,043	$22,962	$242,752	$126,210
Revaluation of financial instruments	(5,494)	13,971	32,345	28,087
Share-based compensation	1,130	17,170	56,330	21,277
Other	6,198	17,620	8,725	29,983
Adjusted EBITDA(1)	$166,877	$71,723	$340,152	$205,557

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" and "financial outlook" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

  the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties the Company’s expectations relating to the performance of its mineral properties, including improved operating performance expected to continue in 2026 and beyond;
  Kurmuk start up and first gold expected in August;
  progress and expectations with respect to the Company's expansion plans at Sadiola;
  the estimation of Mineral Reserves and Mineral Resources;
  the conversion of Mineral Resources to Mineral Reserves;
  opportunities to further increase the Mineral Resources in Mali, Côte d'Ivoire and Ethiopia to meet long term resource goals;
  continued implementation of its optimization plans to capture incremental production gains and reduce operating costs across its portfolio, thereby increasing margins and cash flows;
  continuing exploration efforts to extend mine life, and enhance operational flexibility across its operations;
  the timing and amount of estimated future production in 2026 and beyond;
  the Company’s exploration plans for its mineral properties;
  the estimation of the life of mine of the Company’s projects;
  the timing and amount of estimated future capital and operating costs;
  the costs and timing of exploration and development activities;
  the proposed private placement with Zijin Gold, including the timing and expectations in connection with completion; and
  the Company’s expectation regarding the timing of mining studies;

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with completing the private placement with Zijin Gold on the timeline expected or at all; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber-attacks; as well as those risk factors discussed or referred to herein and in the Company's most recent Annual Information Form, annual report on Form 40-F and management’s discussion and analysis and other public disclosure available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in the disclosure requirements promulgated by SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2025 and March 31, 2026, and are estimated in accordance with the 2014 CIM Standards and 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2025 and March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

  are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
  reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
  consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
  include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali-Sud, 10.1% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
Sadiola Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Korali-Sud Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Kurmuk Project	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Bonikro Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	37,164	1.17	1,400	104,664	1.61	5,411	141,827	1.49	6,811
Korali-Sud Mine	1,658	0.68	36	1,275	1.56	64	2,933	1.06	100
Kurmuk Project	7,893	1.28	324	56,057	1.32	2,382	63,950	1.32	2,706
Bonikro Mine*	6,511	0.88	182	25,754	1.32	1,095	32,266	1.23	1,278
Agbaou Mine*	3,046	1.12	110	6,904	1.34	297	9,950	1.27	407
Total Mineral Reserves	56,272	1.13	2,052	194,654	1.48	9,249	250,926	1.40	11,302

*Bonikro and Agbaou as of March 31, 2026

Notes:

  Mineral Reserves are stated effective as at December 31, 2025 or March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola Mine:

  A base gold price of $2,000/oz was used for the pit optimization, with the selected pit shells using values of $2,000/oz (revenue factor 1.0 for all oxides, north and satellite pits) and $1,700/oz (revenue factor 0.85) for the Sadiola Main fresh rock zone
  The cut-off grades used for Mineral Reserves reporting were informed by a $2,000/oz gold price and vary from 0.26 g/t to 0.69 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Kurmuk Project:

  A base gold price of $1,700/oz was used for the pit optimization, with the selected pit shells using values of $1,530/oz (revenue factor 0.90) for Dish Mountain and $1,300/oz (revenue factor 0.76) for Ashashire
  The cut-off grades used for Mineral Reserves reporting were informed by a $1,700/oz gold price and vary from 0.36 g/t to 0.49 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Bonikro Mine:

  A base gold price of $2,000/oz was used for the pit optimization (revenue factor 1.00)
  The cut-off grades vary from 0.46 to 0.57 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage
  A base gold price of $2,300/oz was used for the Mineral Reserves for the Oumé Deposit:
  Cut-off grades are considered minimum cut-off grades, calculated at 2000 US$/oz, ranging from 0.54 to 0.71 g/t across different ore types due to differences in recoveries, ore processing costs, and ore haulage

Agbaou Mine:

  A base gold price of $2,300/oz was used for the pit optimization (revenue factor 1.00)
  The cut-off grades vary from 0.37 to 0.48 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	49,326	1.06	1,686	158,434	1.55	7,872	207,760	1.43	9,557
Korali-Sud Mine	2,117	0.68	46	5,863	1.11	209	7,980	1.00	256
Kurmuk Project	7,748	1.45	361	64,969	1.44	3,002	72,717	1.44	3,363
Bonikro Mine*	8,099	1.13	294	31,795	1.38	1,411	39,894	1.33	1,705
Agbaou Mine*	4,665	1.29	194	7,269	1.63	382	11,934	1.50	576
Total Mineral Resources (M&I)	71,955	1.11	2,581	269,330	1.50	12,876	340,285	1.41	15,457

*Bonikro and Agbaou as of March 31, 2026

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2025, unless otherwise noted.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	45,547	1.13	1,656
Korali-Sud Mine	1,209	1.66	65
Kurmuk Project	4,988	1.35	217
Bonikro Mine*	1,659	1.65	88
Agbaou Mine*	100	2.08	7
Total Mineral Resources (Inferred)	53,503	1.18	2,033

*Bonikro and Agbaou as of March 31, 2026

Notes:

  Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The Sadiola and Korali Sud Mineral Resource Estimates range from 0.23 to 0.58 g/t Au cut-off grade, constrained within an US$2,300/oz pit shell and depleted to December 31, 2025
  For Bonikro and Hire deposits, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,300/oz gold. For the Oumé deposit, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,400/oz gold. Cut-off grades varied by material type considering mining and processing costs, and open pit cut-off grades range from 0.37 to 0.48 g/t gold and depleted to March 31, 2026.
  For Agbaou Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2,400/oz gold. Cut-off grades varied by material type considering mining and processing costs, and open pit cut-off grades range from 0.36 to 0.46 g/t gold and depleted to March 31, 2026.
  The Kurmuk Mineral Resource Estimates range from 0.37 to 0.49 g/t Au cut-off grade and constrained within an US$2,300/oz pit shell and depleted to December 31, 2025
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023 , the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.